Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated December 12, 2008, with respect to the consolidated financial statements (which expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” and SEC Staff Accounting Bulletin No. 109, “Restatement of SAB No. 105, Application of Accounting Principles to Loan Commitments.”) and internal control over financial reporting, included in the Annual Report of First Financial Holdings, Inc. on Form 10-K for the year ended September 30, 2008, which are incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

December 30, 2008